Exhibit 1.A.5(h)

ACCELERATED BENEFIT RIDER

This rider provides for an accelerated payment of the Death Benefit. It is not intended or designed to provide health, nursing home, or long-term care insurance. Receipt of an accelerated benefit payment will reduce the Death Benefit of the Policy, the availability of any Surrender Value, and prohibit new loans.

Description of Benefit

Upon your written request for an accelerated benefit payment, we will pay you a portion of the Death Benefit of the Policy if the Insured suffers a Terminal Illness. Except as provided below, this rider is subject to all the terms of the Policy. This rider is attached to and made a part of the Policy on the Policy Date.

This rider applies only to the Insured covered under the base Policy. No accelerated benefit applies to any other Insured. All references to Policy amounts, and other Policy terms pertain to the base Policy Insured.

There is no charge for this benefit prior to the time you request payment of this benefit.

Definitions

"Physician" means a person who is duly qualified, legally licensed and practicing within the scope of the license who is:

  a physician or surgeon practicing medicine and surgery; and authorized to and uses the designation M.D.; or
  a practicing physician of osteopathy who is authorized to and uses the designation D.O.

However, "Physician" does not include the Insured, or the Insured's spouse, son or daughter, brother or sister, parent, grandchild or grandparent.

"Physician's Statement" is a written statement acceptable to us, signed by a Physician, which gives the Physician's diagnosis of the Insured's Terminal Illness.

"Terminal Illness" is a noncorrectable medical condition that, with reasonable medical certainty, will result in the death of the Insured in twelve (12) months or less from the date of the Physician's Statement and that was first diagnosed thirty (30) days or more after the Policy was in force.

Maximum Accelerated Benefit Payment

If your policy has an outstanding loan at the time you request the accelerated benefit payment, the accelerated benefit will first be used to repay that loan and unpaid loan interest. You may request an accelerated benefit payment up to the lesser of:

  $500,000 or
  the sum of the following:
  75% of the Policy face amount; plus
  75% of any term insurance benefit attached to the Policy for the base Insured; plus
  25% of the amount of any Policy loan plus unpaid loan interest.

The maximum accelerated benefit payment is calculated as of the date we will make payment.

The accelerated benefit will be paid as a lump sum to the Owner unless you request an alternate form of settlement. The settlement options available for this payment are the same as those provided in your Policy.

Minimum Payment Amount

The minimum accelerated benefit payment requested must be at least $10,000.

Conditions for Benefit

We will make the accelerated benefit payment if:

  the Insured is diagnosed by a Physician as having a Terminal Illness; and
  the Terminal Illness was first diagnosed thirty (30) days or more after this rider's effective date; and
  This rider and the Policy to which it is attached are in force; and
  we have received the consent of all irrevocable beneficiaries and/or absolute assignees, if any; and
  we have received a written request for payment of the accelerated benefit during the life of the Insured diagnosed with a Terminal Illness on a form acceptable to us.

The payment of this accelerated benefit is available only if you request it voluntarily. The accelerated benefit is not available if you are forced to request it involuntarily: to meet claims of your or the Insured's creditors, by court order or otherwise; or to satisfy requirements for entitlement to government benefits.

Upon submission of an accelerated benefit claim, the Owner forfeits all rights to any future loans against the Policy's value until the accelerated benefit lien and all accrued interest is repaid in full.

If this rider is attached to a Joint and Last Survivor policy, you may not request payment of this benefit until there is only one surviving Insured.

A payment may be made under this accelerated benefit rider only once. If you elect an accelerated benefit payment less than the maximum, you cannot later request an additional payment. No additional accelerated benefit is payable upon diagnosis of a different or related terminal condition.

Policy Lien Amount

When you request payment of the accelerated benefit, we will treat the amount you request as a lien against your Policy. This lien will reduce the availability of any Surrender Value and of any partial withdrawals (surrenders) under the Policy. They will be available only to the extent that values under the Policy exceed the sum of the lien amount accumulated with interest.

The lien amount at any time will equal:

  the amount of the accelerated benefit payment made to the Owner; plus the administrative fee of $300.00; plus
  the amount of any premium required to remove the Policy from the grace period; plus all policy loans plus unpaid loan interest at the time of the accelerated benefit payment; plus accrued lien interest; less
  any lien repayments.
EFFECT OF ACCELERATED BENEFIT PAYMENT OF YOUR POLICY

The payment of an accelerated benefit will affect your policy as follows:

Death Benefit

Upon death of the Insured, the payment of the Death Benefit will be reduced by the amount of the lien including any accrued interest. Computation is further subject to the Policy provisions.

Cash Value

The amount available to you for withdrawal or surrender is reduced by the amount of the lien including any accrued interest.

Loans

Loans are not available while there is a lien against the Policy.

Miscellaneous Policy Rights

In exercise of other Policy rights, the lien amount will be treated in the same way as Debt or Policy loans.

Waiver of Premiums or Cost of Insurance or Monthly Deductions

If all of the following occur:

  a Waiver of Premium Rider or a Waiver of Cost of Insurance Rider or a Waiver of Monthly Deductions on the Insured is attached to this Policy;
  that rider is in force at the time of the claim for this rider's benefits; and
  proof of Terminal Illness is submitted and approved;

then for purposes of any Waiver of Premium Rider or for purposes of any Waiver of Cost of Insurance Rider or for the purposes of any Waiver of Monthly Deductions rider that is in force, the Insured will be deemed to be totally disabled for as long as the most recently provided proof of Terminal Illness continues to apply, subject to a limit of one year.

Repayment of Lien

You may repay all or any portion of the lien and accrued interest at any time.

Interest

The policy lien amount will accrue interest daily. Accrued interest will be added to the policy lien amount at an interest rate determined by us. The maximum interest rate will be the greater of:

  the yield on a 90-day U.S. Treasury Bill on the date of payment;
  the Policy loan interest rate specified in the policy.

Interest on the portion of the lien which is equal to the cash value at the time of the accelerated benefit payment will accrue at a rate no greater than the policy loan interest rate specified in the Policy.

Written Proof

We must be furnished a Physician's Statement including documentation supporting clinical, radiological, historical or laboratory evidence of the Insured's Terminal Illness. We may require at our expense an additional medical exam by a Physician we choose, to provide a confirming second opinion.

Termination of this Rider

This rider will automatically terminate:

  upon termination of the Policy to which it is attached; or
  if the Policy to which it is attached is placed on Extended Term Insurance or Paid-Up Insurance status.
Signed for Southland Life Insurance Company by

B. Scott Burton

Secretary